LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

28 February 2008

[redacted]

08001289

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 27 February 2008, Re: Second Quarterly Report for the financial period ended 31 December 2007 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

dlw 3/18

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 27/02/2008 05:18:05 PM
Reference No LI-080227-3176D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : LION INDUSTRIES CORPORATION BERHAD
* Stock name : LIONIND
* Stock code : 4235
* Contact person : WONG PHOOI LIN
* Designation : SECRETARY

Part A1 : QUARTERLY REPORT

* **Financial Year End** : 30/06/2008
* **Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* **Quarterly report for the financial period ended** : 31/12/2007
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-08Q2.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 31/12/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 31/12/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2006 [dd/mm/yyyy] RM'000
1	Revenue	1,630,411	1,178,458	3,069,030	2,332,986

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 FEB 2008

2	Profit/(loss) before tax	124,399	15,058	190,877	176,994
3	Profit/(loss) for the period	121,160	1,602	185,176	148,597
4	Profit/(loss) attributable to ordinary equity holders of the parent	125,449	12,442	189,228	160,044
5	Basic earnings/(loss) per share (sen)	17.69	1.78	26.74	22.96
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.2900	3.0400

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/12/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/12/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2006 [dd/mm/yyyy] RM'000
1	Gross interest income	8,016	7,958	13,824	15,834
2	Gross interest expense	32,819	40,403	70,370	80,965

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 FEB 2008

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Second Quarter Ended

31 December 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2007

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2006 RM'000	CURRENT YEAR TO DATE 31/12/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2006 RM'000
Revenue		1,630,411	1,178,458	3,069,030	2,332,986
Operating expenses		(1,520,038)	(1,123,135)	(2,877,451)	(2,208,282)
Other operating income		5,580	27,174	13,945	27,329
Profit from operations		115,953	82,497	205,524	152,033
Finance costs		(32,819)	(40,403)	(70,370)	(80,965)
Share in results of associated companies		12,020	15,006	20,670	140,092
Income from other investments		8,016	7,958	13,824	15,834
Gain on disposal of shares in associated companies		21,229	-	21,229	-
Impairment loss		-	(50,000)	-	(50,000)
Profit before taxation		124,399	15,058	190,877	176,994
Taxation	16	(3,239)	(13,456)	(5,701)	(28,397)
Net profit for the period		121,160	1,602	185,176	148,597
Attributable to :					
- Equity holders of the parent		125,449	12,442	189,228	160,044
- Minority interests		(4,289)	(10,840)	(4,052)	(11,447)
Net profit for the period		121,160	1,602	185,176	148,597
Earnings per share attributable to equity holders of the parent (sen) :					
- Basic	24	17.69	1.78	26.74	22.96
- Diluted	24	17.59	1.78	26.60	22.96

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the second quarter ended 31 December 2007

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/12/2007 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2007 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,418,478	1,382,352
Investment properties		68,465	101,047
Prepaid land lease payment		102,644	103,591
Land held for property development		68,609	52,079
Investment in associated companies		594,455	582,135
Investment in joint controlled entity		125	125
Long-term investments		108,984	100,127
Deferred tax assets		76,364	76,364
Intangible assets		131,036	131,038
Deferred consideration		-	124,272
		2,569,160	2,653,130
Current Assets			
Assets held for sale		2,239	18,862
Property development costs		30,616	39,799
Inventories		1,105,994	1,070,355
Short-term investments		129,266	107,844
Amount due by contract customers		571	571
Trade receivables		422,947	430,271
Other receivables		769,220	620,594
Deposits, cash and bank balances		396,578	711,437
		2,857,431	2,999,733
TOTAL ASSETS		5,426,591	5,652,863
EQUITY AND LIABILITIES			
Share capital		710,136	705,555
Reserves		1,623,113	1,436,687
Equity attributable to equity holders of the parent		2,333,249	2,142,242
Minority interests		193,873	195,995
Total equity		2,527,122	2,338,237
Non-Current Liabilities			
Long-term borrowings	20	967,484	1,304,742
LICB Bonds and USD Debts	20	47,261	67,156
Deferred tax liabilities		132,401	132,250
Deferred payables		39	517
		1,147,185	1,504,665
Current Liabilities			
Liabilities associated with assets held for sale		-	9,641
Trade payables		338,414	392,666
Other payables		792,409	599,841
Short-term borrowings	20	473,614	557,032
LICB Bonds and USD Debts	20	142,644	248,382
Tax liabilities		5,203	2,399
		1,752,284	1,809,961
TOTAL EQUITY AND LIABILITIES		5,426,591	5,652,863
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.29	3.04

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	← Attributable to equity holders of the parent					→		
	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
31 December 2007								
At 1 July 2007	705,555	518,927	-	27,843	889,917	2,142,242	195,995	2,338,237
Dividend paid for the financial year ended 30 June 2007	-	-	-	-	(5,182)	(5,182)	-	(5,182)
Share-based payments	-	3,503	-	(534)	-	2,969	-	2,969
Exercise of share options	4,581	1,374	-	-	-	5,955	-	5,955
Translation difference on net equity of foreign subsidiaries and other movements	-	-	-	(1,963)	-	(1,963)	1,930	(33)
Net profit/(loss) for the period	-	-	-	-	189,228	189,228	(4,052)	185,176
At 31 December 2007	710,136	523,804	-	25,346	1,073,963	2,333,249	193,873	2,527,122
31 December 2006								
At 1 July 2006								
As previously stated	697,102	515,192	605,122	30,046	162,362	2,009,824	424,364	2,434,188
Prior year adjustment :								
Effects of adopting FRS 2	-	-	-	1,257	(1,257)	-	-	-
Effects of adopting FRS 140	-	-	-	-	1,439	1,439	-	1,439
Restated	697,102	515,192	605,122	31,303	162,544	2,011,263	424,364	2,435,627
Effects of adopting FRS 3	-	-	(605,122)	-	617,022	11,900	-	11,900
	697,102	515,192	-	31,303	779,566	2,023,163	424,364	2,447,527
Translation difference on net equity of foreign subsidiaries and other movements	-	-	-	(11,074)	(78)	(11,152)	55	(11,097)
Dividend paid for the financial year ended 30 June 2006	-	-	-	-	(2,510)	(2,510)	-	(2,510)
Equity accounting for share of net assets of associated companies	-	-	-	13,488	-	13,488	-	13,488
Effect of dilution on equity interest in an associated company	-	-	-	-	(14,722)	(14,722)	-	(14,722)
Share-based payments	-	-	-	452	-	452	-	452
Net profit/(loss) for the period	-	-	-	-	160,044	160,044	(11,447)	148,597
At 31 December 2006	697,102	515,192	-	34,169	922,300	2,168,763	412,972	2,581,735

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the second quarter ended 31 December 2007
(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 31/12/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2006 RM'000
OPERATING ACTIVITIES		
Profit before taxation	190,877	176,994
Adjustments for:		
Non-cash items (mainly depreciation)	45,311	134,336
Non-operating items (mainly associates' results & finance costs)	35,876	(74,961)
Operating profit before changes in working capital	272,064	236,369
Changes in working capital :		
Net changes in current assets	(42,936)	(194,112)
Net changes in current liabilities	118,141	187,432
Others (mainly interest and tax paid)	(2,648)	5,225
	344,621	234,914
INVESTING ACTIVITIES		
Proceeds from disposal/redemption of investments and properties	36,636	31,904
Proceeds from disposal of shares in associated companies	29,454	-
Purchase of property, plant and equipment	(108,367)	(51,647)
Purchase of investment	(32,720)	-
Acquisition of additional investment in a subsidiary company	(450)	-
Others	(2,706)	-
	(78,153)	(19,743)
FINANCING ACTIVITIES		
Issue of shares	5,955	-
Issue of shares by a subsidiary company	186	-
Repayment of BaIDS	(60,000)	-
Interest and profit element of BaIDS paid	(18,490)	-
Borrowings	(335,182)	(124,692)
Redemption/repayment of LICB Bonds and USD Debts	(146,013)	(34,857)
Decrease in cash and cash equivalents - restricted	416,680	-
Dividend paid to shareholders	(5,182)	(2,510)
Others	(452)	(48,268)
	(142,498)	(210,327)
Net changes in cash & cash equivalents	123,970	4,844
Effects of exchange rate changes	465	101
Cash & cash equivalents at beginning of the period	233,178	134,035
Cash & cash equivalents at end of the period	357,613	138,980

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2007. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2007.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2007 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2007 :

FRS 107	Cash Flow Statements
FRS 111	Construction Contracts
FRS 112	Income Taxes
FRS 118	Revenue
FRS 120	Accounting for Government Grants and Disclosure of Government Assistance
FRS 124	Related Party Disclosures
FRS 134	Interim Financial Reporting
FRS 137	Provisions, Contingent Liabilities and Contingent Assets

The adoption of the above FRSs does not have a significant financial impact on the Group.

2. Comments about seasonal or cyclical factors

The Group's performance is not affected by any material seasonal or cyclical factors.

3. Unusual items due to their nature, size or incidence

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the financial year-to-date.

4. Changes in estimates

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date results.

5. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM705,554,965 to RM710,136,065 by the issuance of 469,000 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share and 4,112,100 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:

(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM60 million; and

(ii) redeemed/repaid part of its LICB Bonds and USD Debts amounting to RM146 million.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the financial year-to-date.

6. Dividends paid

During the current quarter and financial year-to-date, a first and final dividend of 1%, less tax, amounting to RM5.2 million in respect of the previous financial year ended 30 June 2007 was paid by the Company.

7. Segmental information

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	2,914,487	(24,448)	2,890,039	216,545
Building materials	92,648	-	92,648	1,329
Property	6,148	-	6,148	2,847
Tyre	49,333	-	49,333	(8,435)
Others	30,862	-	30,862	(4,529)
	3,093,478	(24,448)	3,069,030	207,757
Unallocated costs				(2,233)
Profit from operations				205,524
Finance costs				(70,370)
Share in results of associated companies				20,670
Income from other investments				13,824
Gain on disposal of shares in associated companies				21,229
Profit before taxation				190,877

8. Subsequent events

Other than as disclosed in Note 19, there were no material events subsequent to the end of the current quarter.

9. Changes in composition of the Group

There were no material changes in the composition of the Group during the financial year-to-date.

10. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

11. Performance review

The Group performed well for the first six months under review with revenue rising by 32% to RM3.1 billion, resulting in profit from operations increased by 35% to RM205.5 million as compared to that in the preceding year corresponding period. The improved performance was mainly attributable to higher sales of our steel products at better margins.

Coupled with profit from associated companies and gain on disposal of shares in associated companies, the Group recorded a higher profit before tax of RM190.9 million.

12. Comment on material change in profit

	Revenue		Profit from operations	
	Current Quarter 31/12/2007 RM'000	Immediate Preceding Quarter 30/9/2007 RM'000	Current Quarter 31/12/2007 RM'000	Immediate Preceding Quarter 30/9/2007 RM'000
Steel	1,540,835	1,349,204	127,892	88,653
Tyre	24,481	24,852	(4,818)	(3,617)
Others	65,095	64,563	(5,927)	5,574
Unallocated costs	-	-	(1,194)	(1,039)
	1,630,411	1,438,619	115,953	89,571

The Group posted higher revenue and profit for the current quarter under review with the steel operations registered higher sales volume and selling price. The hot briquetted iron (HBI) operations resumed full production after a one-month scheduled shutdown in the preceding quarter.

Meanwhile, our associated companies in the retail operations achieved higher profit during the festive seasons and year-end holidays. The Group recognised a gain of RM21.2 million from the disposal of shares in associated companies. The proceeds from the disposal has been utilised to reduce the Group's borrowings.

Overall, the Group recorded a profit before taxation of RM124.4 million for the quarter under review.

13. a) Commentary on prospects

Our steel operations are expected to continue to perform well in the next quarter in view of the favourable international steel market and improving domestic demand whilst our retail associate is expected to continue to contribute positively to the Group's earnings due to the Chinese New Year festive season.

b) Forecast or target previously announced

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

14. Statement of the Board of Directors' opinion on achievement of forecast or target

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

15. Profit forecast or profit guarantee

No profit forecast or profit guarantee was published.

16. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2006 RM'000	CURRENT YEAR TO DATE 31/12/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2006 RM'000
Taxation comprises :				
In respect of current period:				
- income tax	3,239	456	5,649	2,468
- deferred tax	-	13,000	52	25,929
	3,239	13,456	5,701	28,397

Excluding the share of those of the associated companies, the effective tax rate of the Group for the current quarter and financial year-to-date is lower than the statutory tax rate principally due to utilisation of tax losses and certain profit not taxable for tax purpose.

17. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date except for the disposals by the Company of two parcels of land with buildings erected thereon measuring in aggregate 40.25 acres forming part of the land commonly known as the Melaka Technology Park situated in Melaka for a total cash consideration of RM34.7 million. The disposals were completed by 31 December 2007 and resulted in a gain on disposal of RM2.1 million.

18. Quoted securities

There were no material purchases or disposals of quoted securities for the current quarter and financial year-to-date.

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows :

	RM'000
At cost	3,142
At book value	1,884
At market value	2,237

19. Corporate proposals

a) Status of corporate proposals

No	Date of Announcements	Subjects	Status
1.	04.12.2007	Proposed disposal by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of the Company, of the following debts in Silverstone Corporation Berhad ("SCB"): i) its entire Zero-Coupon Redeemable Secured Class B and Class C RM Denominated Bonds with an aggregate nominal value of approximately RM117.63 million ("SCB Bonds") for a cash consideration of RM50.81 million to Gama Harta Sdn Bhd, a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB") which is in turn a subsidiary of the Company; and ii) its entire 6.70 million Redeemable Cumulative Convertible Preference Shares of RM0.01 each issued at a premium of RM0.99 for a cash consideration of RM0.34 million to Jadeford International Limited, a wholly-owned subsidiary of LFIB.	Pending approvals from: i) Securities Commission to be obtained by LFIB; ii) Shareholders of the Company; iii) Shareholders of LFIB; iv) Lenders of AMSB; v) Holders of the SCB Bonds; vi) Bank Negara Malaysia, if required; and vii) Any other relevant authorities, if required.

The status of corporate proposals of Lion Forest Industries Berhad ("LFIB"), is reported in the Interim Report of LFIB.

Other than the above, there were no corporate proposals pending completion at the date of this report.

20. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	394,831	637,484	1,032,315
Unsecured	8,783	-	8,783
BaIDS			
Secured	70,000	330,000	400,000
	473,614	967,484	1,441,098
LICB Bonds and USD Debts			
Secured	142,644	47,261	189,905
	616,258	1,014,745	1,631,003

The Group's borrowings were denominated in the following currencies :	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,145,842
- US Dollar	133,848	443,038
- Chinese Renminbi	92,721	42,123
		1,631,003

21. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

22. Changes in material litigations

There were no changes in material litigations since the last annual balance sheet date.

23. Dividend proposed

The Board of Directors does not recommend any interim dividend for the financial quarter ended 31 December 2007.

24. Earnings per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2007	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2006	CURRENT YEAR TO DATE 31/12/2007	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2006
Net profit attributable to equity holders of the parent (RM'000)	125,449	12,442	189,228	160,044
Weighted average number of ordinary shares in issue ('000)	709,059	697,102	707,553	697,102
Basic EPS (sen)	17.69	1.78	26.74	22.96

Diluted

For the purpose of calculating diluted EPS, the net profit for the period attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares ie shares granted under the Executive Share Option Scheme ("ESOS").

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2007	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2006	CURRENT YEAR TO DATE 31/12/2007	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2006
Net profit attributable to equity holders of the parent (RM'000)	125,449	12,442	189,228	160,044
Weighted average number of ordinary shares in issue ('000)	709,059	697,102	707,553	697,102
Effect of dilution ('000)	4,151	-*	3,699	-*
	713,210	697,102	711,252	697,102
Diluted EPS (sen)	17.59	1.78	26.60	22.96

* No dilutive effect on EPS for the preceding year corresponding quarter and period as the exercise price for the Company's ESOS was above the average market value of the Company's shares.

25. Auditors' report on preceding annual financial statements

There were no qualifications in the auditors' report of the preceding year's financial statements. However, the auditors drew attention to the financial position of the Group concerning the portion of LICB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received		
		Up to December 2006	Current Year (Jan-Dec 07)		Up to December 2006	Current Year (Jan - Dec 07)	
			Current Quarter	Year-To-Date		Actual Received in	
						Current Qtr	YTD
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002							
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-
	33.9						
By December 2003							
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-
By December 2004							
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	7.6	-	-	5.8	-	-
By December 2005							
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-
By December 2006							
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	39.3	34.7	34.7	39.3	34.7	34.7
Total	541.3	255.1	34.7	34.7	253.3	34.7	34.7

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts.

(ii) Transactions completed during the financial year-to-date

a) As disclosed in Note 17, the disposals of two parcels of land with buildings erected thereon were completed during the current quarter. The divestment proceeds of RM34.7 million has been utilised to redeem/repay the LICB Bonds and USD Debts.

b) The disposal of shares in a unlisted subsidiary company has been completed and the proceeds of RM7.3 million is expected to be received in the next quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.

3 March 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 29 February 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 29/02/2008 05:46:15 PM

Reference No LI-080229-5A9D0

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tang Foo Chuen	28.02.2008	1.97	4,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

29 FEB 2008

END